ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

September  20, 2010

Ibolya Ignat
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010

Washington, D.C.  20549

VIA EDGAR

Re:	ICON plc − Form 20-F for the Year Ended December 31, 2009’

Dear Ms. Ignat:

As discussed by you with representatives of ICON plc (the “Company”) and our counsel, Cahill Gordon & Reindel LLP, on Friday, September 17, 2010 (the “Date of Receipt”), the Company did not receive your original transmission of the letter dated September 1, 2010 (the “Comment Letter”) setting forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2009 (File No. 333-08704) filed by the Company with the Commission on March 30, 2010.  The Company was unaware of the Comment Letter until your telephone call on the Date of Receipt inquiring as to the status of the Company’s response.  The Company hereby acknowledges that it is now in receipt of the Comment Letter and respectfully requests that it have ten business days from the Date of Receipt to respond to the comments raised in the Comment Letter.

If you would like to discuss this matter further please do not hesitate to call me at (011)-351-1-291-2000 or Brian Kelleher of Cahill Gordon at (212) 701-3447.

Sincerely,

ICON plc

By: /s/ Ciaran Murray Ciaran Murray Chief Financial Officer

cc:   William M. Hartnett
Brian S. Kelleher